ATCO
GROUP

Corporate Office

[redacted]

08005636

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

October 20, 2008

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549

SUPPL

SEC Mail Processing Section
OCT 28 2008
Washington, DC
101

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Dividend/Distribution Declaration

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

PROCESSED
NOV 04 2008
THOMSON REUTERS

Encl.

10/29

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	0.235	CAD	10/17/2008	12/10/2008	12/31/2008
ACO.Y	0.235	CAD	10/17/2008	12/10/2008	12/31/2008
ACO.PR.A	0.359375	CAD	10/17/2008	11/05/2008	12/01/2008

Filed on behalf of the Issuer by:

Name: Leigh-Anne Norris
Phone: (403) 292-7579
Email: Leigh-Anne.Norris@atco.com
Submission Date: 10/17/2008
Last Updated: 10/17/2008

END